UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Civitas Solutions, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

17887R102

(CUSIP Number)

December 31, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 17887R102	13G	Page 2 of 17 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): NMH Investment, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 25,250,000 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 25,250,000 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,250,000 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 68% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

All percentages set forth on the cover pages to this Schedule 13G were calculated based on 36,950,000 shares outstanding as of December 17, 2014 as disclosed in Civitas Solution, Inc.’s Annual Report on Form 10-K for the year ended September 30, 2014 filed with the Securities and Exchange Commission (the “Commission”) on December 17, 2014.

CUSIP No. 17887R102	13G	Page 3 of 17 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Vestar Capital Partners V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 25,250,000 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 25,250,000 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,250,000 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 68% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

All percentages set forth on the cover pages to this Schedule 13G were calculated based on 36,950,000 shares outstanding as of December 17, 2014 as disclosed in Civitas Solution, Inc.’s Annual Report on Form 10-K for the year ended September 30, 2014 filed with the Commission on December 17, 2014.

CUSIP No. 17887R102	13G	Page 4 of 17 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Vestar/NMH Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 25,250,000 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 25,250,000 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,250,000 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 68% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

All percentages set forth on the cover pages to this Schedule 13G were calculated based on 36,950,000 shares outstanding as of December 17, 2014 as disclosed in Civitas Solution, Inc.’s Annual Report on Form 10-K for the year ended September 30, 2014 filed with the Commission on December 17, 2014.

CUSIP No. 17887R102	13G	Page 5 of 17 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Vestar Associates V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Scotland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 25,250,000 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 25,250,000 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,250,000 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 68% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

All percentages set forth on the cover pages to this Schedule 13G were calculated based on 36,950,000 shares outstanding as of December 17, 2014 as disclosed in Civitas Solution, Inc.’s Annual Report on Form 10-K for the year ended September 30, 2014 filed with the Commission on December 17, 2014.

CUSIP No. 17887R102	13G	Page 6 of 17 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Vestar Managers V Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 25,250,000 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 25,250,000 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,250,000 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 68% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

All percentages set forth on the cover pages to this Schedule 13G were calculated based on 36,950,000 shares outstanding as of December 17, 2014 as disclosed in Civitas Solution, Inc.’s Annual Report on Form 10-K for the year ended September 30, 2014 filed with the Commission on December 17, 2014.

CUSIP No. 17887R102	13G	Page 7 of 17 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Daniel S. O’Connell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 25,250,000 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 25,250,000 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,250,000 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 68% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) IN

All percentages set forth on the cover pages to this Schedule 13G were calculated based on 36,950,000 shares outstanding as of December 17, 2014 as disclosed in Civitas Solution, Inc.’s Annual Report on Form 10-K for the year ended September 30, 2014 filed with the Commission on December 17, 2014.

Page 8 of 17 Pages

Item 1(a)	Name of Issuer:

Civitas Solutions, Inc. (the “Company”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

The Company’s principal executive offices are at 313 Congress Street, 6th Floor, Boston, Massachusetts 02210.

Item 2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act: NMH Investment, LLC (“NMH Investment”), Vestar Capital Partners V, L.P. (the “Fund”), Vestar/NMH Investors, LLC (“Vestar/NMH Investors”), Vestar Associates V, L.P. (“Vestar Associates V”), Vestar Managers V Ltd. (“VMV”) and Daniel S. O’Connell (collectively, the “Reporting Persons”)

The Reporting Persons have entered into a Joint Filing Agreement, dated February 10, 2015, a copy of which is attached as Exhibit A to this Statement, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is c/o Vestar Capital Partners, 245 Park Avenue, 41st Floor, New York, NY 10167.

Item 2(c)	Citizenship:

The Fund and VMV were organized under the laws of the Cayman Islands.

Vestar Associates V was organized under the laws of Scotland.

NMH Investment and Vestar/NMH Investors were organized under the laws of the State of Delaware.

Mr. O’Connell is a citizen of the United States.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Common Stock”)

Item 2(e)	CUSIP Number:

17887R102

CUSIP No. 17887R102	13G	Page 9 of 17 Pages

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4	Ownership:

(a)	Amount beneficially owned: In the aggregate, the Reporting Persons beneficially own 25,250,000 shares of Common Stock. These shares are held directly by NMH Investment. The Fund and Vestar/NMH Investors are members of NMH Investment that have the power to appoint a majority of the members of the management committee of NMH Investment and as a result have the power to direct the management of NMH Investment’s business, including the power to direct decisions of NMH Investment regarding the vote and disposition of securities held by NMH Investment. The Fund is the managing member of Vestar/NMH Investors, and Vestar Associates V is the general partner of the Fund. Accordingly, Vestar Associates V has voting and investment power over the securities held or controlled by the Fund and Vestar/NMH. VMV is the general partner of Vestar Associates V. Daniel S. O’Connell is the sole director of VMV. As a result of these relationships, each Reporting Person may be deemed to have beneficial ownership of the shares held by NMH Investment. Each Reporting Person disclaims beneficial ownership of these securities except to the extent of his or its respective pecuniary interest therein.

CUSIP No. 17887R102	13G	Page 10 of 17 Pages

(b)	Percent of class: In the aggregate, the Reporting Persons beneficially own 25,250,000 shares of the Common Stock, or 68% of the total number of shares outstanding, by virtue of the 25,250,000 shares of Common Stock owned directly by NMH Investment.

All percentages calculated in this Schedule 13G are based upon an aggregate of 36,950,000 shares outstanding as of December 17, 2014 as disclosed in the Company’s Annual Report on Form 10-K filed on December 17, 2014.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.

(ii)	shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.

(iii)	sole power to dispose or to direct the disposition of: See Item 7 on the cover pages hereto.

(iv)	shared power to dispose or to direct the disposition of: See Item 8 on the cover pages hereto.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

CUSIP No. 17887R102	13G	Page 11 of 17 Pages

Item 8	Identification and Classification of Members of the Group:

See Items 2(a)—2(c).

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

Not Applicable.

Page 12 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2015

By:	/s/ Daniel S. O’Connell
Name: Daniel S. O’Connell

[Signature Page to Schedule 13G]

Page 13 of 17 Pages

NMH INVESTMENT, LLC

By:	/s/ James L. Elrod, Jr.
Name: James L. Elrod, Jr.
Its: President

VESTAR CAPITAL PARTNERS V, L.P.

By: Vestar Associates V, L.P.
Its: General Partner

By: Vestar Managers V Ltd.
Its: General Partner

By:	/s/ Steven Della Rocca
Name: Steven Della Rocca
Its: Managing Director and General Counsel

VESTAR/NMH INVESTORS, LLC

By: Vestar Capital Partners V, L.P.
Its: Managing Member

By: Vestar Associates V, L.P.
Its: General Partner

By: Vestar Managers V Ltd.
Its: General Partner

By:	/s/ Steven Della Rocca
Name: Steven Della Rocca
Its: Managing Director and General Counsel

VESTAR ASSOCIATES V, L.P.

By: Vestar Managers V Ltd.
Its: General Partner

By:	/s/ Steven Della Rocca
Name: Steven Della Rocca
Its: Managing Director and General Counsel

[Signature Page to Schedule 13G]

Page 14 of 17 Pages

VESTAR MANAGERS V LTD.

By:	/s/ Steven Della Rocca
Name: Steven Della Rocca
Its: Managing Director and General Counsel

[Signature Page to Schedule 13G]

Page 15 of 17 Pages

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Civitas Solutions, Inc. may be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 10, 2015

By:	/s/ Daniel S. O’Connell
Name: Daniel S. O’Connell

[Signature Page to Exhibit A to Schedule 13G]

Page 16 of 17 Pages

NMH INVESTMENT, LLC

By:	/s/ James L. Elrod, Jr.
Name: James L. Elrod, Jr.
Its: President

VESTAR CAPITAL PARTNERS V, L.P.

By: Vestar Associates V, L.P.
Its: General Partner

By: Vestar Managers V Ltd.
Its: General Partner

By:	/s/ Steven Della Rocca
Name: Steven Della Rocca
Its: Managing Director and General Counsel

VESTAR/NMH INVESTORS, LLC

By: Vestar Capital Partners V, L.P.
Its: Managing Member

By:	Vestar Associates V, L.P.
Its: General Partner

By: Vestar Managers V Ltd.
Its: General Partner

By:	/s/ Steven Della Rocca
Name: Steven Della Rocca
Its: Managing Director and General Counsel

VESTAR ASSOCIATES V, L.P.

By: Vestar Managers V Ltd.
Its: General Partner

By:	/s/ Steven Della Rocca
Name: Steven Della Rocca
Its: Managing Director and General Counsel

[Signature Page to Exhibit A to Schedule 13G]

Page 17 of 17 Pages

VESTAR MANAGERS V LTD.

By:	/s/ Steven Della Rocca
Name: Steven Della Rocca
Its: Managing Director and General Counsel

[Signature Page to Exhibit A to Schedule 13G]